

ANNUAL REPORT
2009


ESTABLISHED 1910


Photo courtesy of Austin Walmsley

**Peoples Bancorp, Inc.
and Subsidiaries
The Peoples Bank,
Fleetwood, Athey,
Macbeth & McCown, Inc.
Chestertown, Maryland**

*99 years of "Peoples"
Serving People*

TABLE OF CONTENTS

BANK SERVICES

BILL PAYING SERVICE
BUSINESS MANAGER
CERTIFICATES OF DEPOSIT
CHECKING ACCOUNTS
CHRISTMAS CLUBS
DEBIT CARDS
DIRECT DEPOSIT PAYROLL
DISCOUNT BROKERAGE SERVICES
DRIVE-IN SERVICE
INDIVIDUAL RETIREMENT ACCOUNTS
INTERNET BANKING
INVEST FINANCIAL CORPORATION
Annuities, Bonds, Life Insurance, Stocks, Mutual Funds

LOANS, ALL TYPES
MONEY MARKET ACCOUNTS
MONEY ORDERS
NIGHT DEPOSIT SERVICES
NOW ACCOUNTS
SAFE DEPOSIT BOXES
SAVINGS ACCOUNTS
SUPER NOW ACCOUNTS
TELEPHONE BANKING
TRAVELERS CHEQUES
24 HOUR AUTOMATED BANKING
U.S. GOVERNMENT SAVINGS BONDS
VISA/MASTER CARD ACCOUNTS

Peoples Bancorp, Inc. and Subsidiaries

Peoples Bancorp, Inc.

Directors

E. Jean Anthony
Chestertown, Maryland

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey *
Chestertown, Maryland

Patricia Joan O. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore *
Chestertown, Maryland

E. Roy Owens *
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* Retired

Officers

Alexander P. Rasin, III
Chairman

Thomas G. Stevenson
President & CEO & CFO

H. Lawrence Lyons
Executive Vice President
& Chief Operating Officer
& Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President
& Comptroller

Cecil A. Unruh
Vice President

Stephanie L. Usilton
Vice President

L. Susan Barnhardt
Assistant Vice President

Debra A. Conner
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

Larry K. Crouch
Assistant Vice President

Tammy L. Dlugoborski
Assistant Vice President

Sheila M. Dwyer
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Carolyn L. Walls
Assistant Vice President

Katie E. DiSano
Assistant Cashier

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier
& Staff Auditor

Sandra J. Joiner
Assistant Cashier

Jane W. Kennedy
Assistant Cashier

Mary Ann Landa
Assistant Cashier

S. Amanda Miller
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Jo Ann T. Wagner
Assistant Cashier

Elizabeth A. Strong
Secretary to the Board

Other Personnel

Bonnie L. Allen
Karen A. Burris
Amanda C. Clark
Brandi C. Clark
Britney M. Cole
Jason R. Conner
Maurica L. Cook
Lacey T. Cox
Regina K. Crites
Denise F. Crossley
Ashley M. Dare
Sarah A. Darrah
Amber E. Englebach
Linda S. Fry
Roni Lynn Glenn
Sandra M. Godfrey
Anjanette S. Graves
Elizabeth M. Green
Nancy L. Greenwood
Amy L. Guercio
Mary M. Guseman
Anita T. Hayes
Patricia A. Heinefield
Samantha Hobson
Erika D. Jensen
Deborah M. Langenfelder
Lori A. Larrimore
Tina P. Lusby
Nora F. McDairmant
S. Amanda Miller
Shirley M. Nicholson
Mary Chandler Obrecht
Tracy A. Piasecki
Barbara J. Richardson
Kadeem R. Rochester
Sheila C. Scannell
Donna J. Schrader
Dawn I. Smith
Grace F. Smith
Kathryn Macey Smith
Sharon L. Sutton
Carol G. Taylor
Clara B. Taylor
Noralene H. Thomas
Heather D. Thompson
Deanna P. Usilton
Shirley E. Warren
Lori A. Welch

April 1, 2010

To Our Stockholders:

In preface to my summary of our company's 2009 performance, I would like to share with you one paragraph of FDIC Chairman Sheila Bair's speech at the Independent Community Bankers National Convention on March 19, 2010.

"Economists tell us that the worst of the recession is behind us, yet we know that credit performance is a lagging indicator. You are still seeing the effects of the recession in your past-due and nonaccrual loans...The credit crisis, which began on Wall Street, is now mostly being felt on Main Street. Your customers are feeling the effects of diminished cash flows and lower collateral values...."

Certainly, Ms. Bair's comments reflect what our customers experienced in 2009 and what they continue to grapple with today. Our bank, being a mirror of our community, experienced the same challenges in 2009. Our net income of $1,889,928 was down $272,949 as compared to $2,162,877 year end 2008. The primary reasons for this drop in income were a decrease in interest income of $366,393, due to a reduction of loan balances by $9,890,414, and an increase of our FDIC insurance expense to $384,345, $283,438 more than we paid in 2008. All community banks experienced this material increase of deposit insurance expense in 2009 due to the FDIC's and the U.S.Treasury's efforts to stabilize the financial markets last year. In spite of this decrease in income, we were able to produce a respectable return on average assets (ROAA) of .75% and a return on average equity (ROAE) of 6.61%. Scott Bramble and his crew at FAM&M, our insurance affiliate, had a great year with net income of $233,490. In the pages that follow, you will find a more in-depth analysis and discussion of these results.

Our main achievement in 2009 was converting to a new operating system. The conversion, from a system we had been using since 1973, entailed a massive effort on the part of our employees, mainly those in Operations. The team that gets the credit headed by Larry Lyons was Tad Wheatley, Henrietta Maloney, Terri Garvey, Stephanie Usilton, Ina Reed, Tammy Dlugoborski, Heidi Manning, Katie DiSano, Mary Ann Landa, Amanda Miller, Sheila Dwyer, and Kay McHenry. These folks deserve special recognition as they worked long hours learning a totally different system; converting all of our customers on both the loan side and the deposit side and the general ledger. The total process took eight months of total dedication to the project. We congratulate them wholeheartedly.

Ongoing, in the short term we have seen slight improvement in the economy here on the Shore. As a matter of fact, the only region that I have heard of that has a positive outlook is Washington, DC. Hopefully, some of the growth that is projected there will spill over to our area. Longer term, once growth returns to the economy, I am optimistic that we will perform well. Our new branches in Queen Anne's County; Church Hill and Sudlersville, have added nearly $12,000,000 in deposits to our balance sheet during this recession. I am excited about their potential when new home building resumes and more people are able to move into our community.

Finally, this is your bank's 100th year of operating as an independent community bank. The Peoples Bank of Chestertown, Maryland was incorporated by the Maryland General Assembly on April 13, 1910 and opened for business on September 1, 1910. Assets on opening day were $15,228. At the end of the year 2009, they were $254,275,271.

This growth was fueled by our local communities who have invested in us these many years and, in turn, we have invested all of our assets in the community. We are sincerely honored to have been a part of this.

We started out strong and remain strong to this day. The Peoples Bank is considered "well-capitalized" at 11% by both the Federal Reserve Bank and the FDIC where the minimum requirement is 4%. Hopefully, our balance sheet and earnings will continue to improve as the recession is replaced by optimism, jobs growth, and capital spending.

Starting this spring and continuing until September, we will celebrate this achievement by having open houses at each one of our offices, beginning with the Main Office on April 16th, Rock Hall Branch on May 14th, Washington Avenue Branch on August 13th, Galena Branch on September 10th, Millington Branch on October 8th, Church Hill Branch on November 12th, and ending at our Sudlersville Branch on December 10th. Hopefully, you will be able to attend at least one of the seven open houses. We will be advertising the dates and times in the Kent News and on WCTR.

I hope to see you on May 26th at our annual meeting.

Thank you.

Regards,



Thomas G. Stevenson

President/CEO/CFO

The following discussion of consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes and other statistical information included in Item 8 of Part II of this annual report.

Overview

We recorded a 12.62% decrease in net income for 2009 when compared to 2008. Basic net income per share for 2009 was $2.42, compared to $2.77 for 2008.

Return on average assets decreased to .75% for 2009 from .85% for 2008. Return on average stockholders' equity for 2009 was 6.61%, compared to 7.59% for 2008. Average assets decreased to $252,102,641 in 2009, representing a 1.04% decrease when compared to 2008. Average loans net of loan loss decreased 3.46% in 2009 to $208,266,915. During 2009, average deposits increased 5.16% to $175,729,857 when compared to 2008. Average stockholders' equity for the year ended December 31, 2009 increased .37% over 2008, totaling $28,608,628.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included below under the caption "FINANCIAL CONDITION—Market Risk Management."

RESULTS OF OPERATIONS

We reported net income of $1,889,928, or $2.42 per share, for the year ended December 31, 2009, compared to $2,162,877, or $2.77 per share, for the year ended December 31, 2008. This represents a decrease for 2009 of $272,949 or 12.62% when compared to 2008.

Net Interest Income

The primary source of our income is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between our interest-earning assets and our interest-bearing funding sources. The table "Average Balances, Interest, and Yields" that appears below shows our average volume of interest-earning assets and interest-bearing liabilities for 2009 and 2008, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from volume changes.

For the year ended December 31, 2009, net interest income decreased $366,393, or 3.79%, to $9,298,884 from $9,665,277 for the year ended December 31, 2008. The decrease in net interest income in 2009 was the result of a $1,650,939 decrease in interest income offset by a $1,284,546 decrease in interest expense. In 2009, deposits increased but our borrowed funds decreased with loan demand. Net income decreased because the yield earned on loans declined faster than yields on deposits and borrowed funds. The yield on interest-earning assets on a fully taxable equivalent basis was 6.54% in 2008 and 6.10% in 2009, with the combined effective rate on deposits and borrowed funds following the same fluctuation by decreasing from 3.09% in 2008 to 2.46% in 2009.

The key performance measure for net interest income is the "net margin on interest-earning assets", or net interest income divided by average interest-earning assets. Our net interest margin for 2009 on a fully taxable equivalent basis was 4.09%, compared to 4.08% for 2008. Management attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster or declines slower than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.

Average Balances, Interest, and Yields

	For the Year Ended December 31, 2009			For the Year Ended December 31, 2008		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Assets						
Federal funds sold	**$5,766,770**	**$9,700**	**0.17%**	$4,054,833	$92,497	2.28%
Interest-bearing deposits	**160,478**	**96**	**0.06%**	606,756	15,319	2.52%
Investment securities:						
U. S. government agency	**13,461,801**	**553,987**	**4.12%**	16,577,158	794,095	4.79%
FHLB of Atlanta and Community Bankers stock	**2,378,191**	**7,678**	**0.32%**	2,641,479	149,560	5.66%
Total investment securities	**15,839,992**	**561,665**	**3.55%**	19,218,637	943,655	4.91%
Loans:						
Commercial	**33,032,256**	**2,017,459**	**6.11%**	40,699,926	2,732,868	6.71%
Real estate	**170,371,008**	**10,845,710**	**6.37%**	172,627,810	11,522,045	6.67%
Consumer	**7,151,500**	**592,708**	**8.29%**	4,453,285	368,602	8.28%
Total loans	**210,554,764**	**13,455,877**	**6.39%**	217,781,021	14,623,515	6.71%
Allowance for loan losses	**2,287,849**			2,050,202		
Total loans, net of allowance	**208,266,915**	**13,455,877**	**6.46%**	215,730,819	14,623,515	6.78%
Total interest-earning assets	**230,034,155**	**14,027,338**	**6.10%**	239,611,045	15,674,986	6.54%
Noninterest-bearing cash	**9,760,027**			4,602,456		
Premises and equipment	**6,537,536**			6,146,570		
Other assets	**5,770,923**			4,388,778		
Total assets	**$252,102,641**			$254,748,849		
Liabilities and Stockholders' Equity						
Interest-bearing deposits						
Savings and NOW deposits	**$42,866,972**	**86,501**	**0.20%**	$35,298,361	98,691	0.28%
Money market	**10,727,609**	**62,839**	**0.59%**	17,413,552	162,757	0.93%
Other time deposits	**88,579,998**	**2,925,853**	**3.30%**	80,475,959	3,226,487	4.01%
Total interest-bearing deposits	**142,174,579**	**3,075,193**	**2.16%**	133,187,872	3,487,935	2.62%
Borrowed funds	**45,084,559**	**1,532,291**	**3.40%**	57,208,973	2,404,095	4.20%
Total interest-bearing liabilities	**187,259,138**	**4,607,484**	**2.46%**	190,396,845	5,892,030	3.09%
Noninterest-bearing deposits	**33,555,278**			33,924,871		
	220,814,416			224,321,716		
Other liabilities	**2,679,597**			1,922,568		
Stockholders' equity	**28,608,628**			28,504,565		
Total liabilities and Stockholders' equity	**$252,102,641**			$254,748,849		
Net interest spread			**3.64%**			3.45%
Net interest income		**$9,419,854**			$9,782,956	
Net margin on interest-earning assets			**4.09%**			4.08%

Interest on tax-exempt loans and investments are reported on a fully taxable equivalent basis (a non GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2009 compared with 2008			Year ended December 31, 2008 compared with 2007		
		variance due to			variance due to	
	Total	Rate	Volume	Total	Rate	Volume
Earning assets						
Federal funds sold	$(82,797)	$(110,524)	$27,727	$(29,716)	$(91,139)	$61,423
Interest-bearing deposits	(15,223)	(8,682)	(6,541)	5,493	(7,898)	13,391
Investment securities:						
U. S. government agency	(240,108)	(102,891)	(137,217)	(106,824)	(13,840)	(92,984)
Other	-	-	-	(405)	-	(405)
FHLB stock	(141,882)	(128,319)	(13,563)	(22,622)	(10,930)	(11,692)
Loans:						
Demand and time	(715,409)	(232,006)	(483,403)	(1,147,301)	(937,311)	(209,990)
Mortgage	(676,335)	(527,240)	(149,095)	(507,710)	(830,423)	322,713
Consumer	224,106	482	223,624	(43,311)	(14,275)	(29,036)
Total interest revenue	(1,647,648)	(1,109,180)	(538,468)	(1,852,396)	(1,905,816)	53,420
Interest-bearing liabilities						
Savings and NOW deposits	(12,190)	(30,788)	18,598	(99,282)	(92,878)	(6,404)
Money market and supernow	(99,918)	(49,255)	(50,663)	(116,613)	(122,370)	5,757
Other time deposits	(300,634)	(604,728)	304,094	(91,721)	(296,637)	204,916
Other borrowed funds	(871,804)	(413,517)	(458,287)	(454,498)	(229,618)	(224,880)
Total interest expense	(1,284,546)	(1,098,288)	(186,258)	(762,114)	(741,503)	(20,611)
Net interest income	$ (363,102)	$ (10,892)	$ (352,210)	$(1,090,282)	$(1,164,313)	$ 74,031

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).
The variance that is due both to rate and volume is divided proportionally between the rate and volume variance.

Noninterest Revenue

Noninterest revenue for the 12 months ended December 31, 2009 was $2,628,640, compared to $2,531,167 for same period in 2008. This increase resulted primarily from a $107,821 increase in the Insurance Subsidiary's insurance commissions when compared to 2008.

The following table presents the principal components of noninterest revenue for the years ended December 31, 2009 and 2008:

Noninterest Revenue

	2009	2008
Service charges on deposit accounts	$951,122	$997,133
Insurance commissions	1,346,061	1,238,240
Other noninterest revenue	331,457	295,794
Total noninterest revenue	$2,628,640	$2,531,167
Noninterest revenue as a percentage of average total assets	1.04%	0.99%

Noninterest Expense

Noninterest expense for the 12-month period ended December 31, 2009 increased by $185,212, or 2.63%, to $7,233,769, from $7,048,557 in 2008. The largest component of this increase was the Bank's regulatory assessment. Regulatory assessments increased $294,786, or 241.38%, as the result of increased FDIC insurance premiums. Office supplies expense increased 57.03% in 2009 over 2008 and furniture and equipment expense increased 20.17% in 2009 over 2008 primarily due to the conversion of the Bank's data processing from the Delmarva Data Center to FIS Banking Solutions.

The following table presents the principal components of noninterest expense for the years ended December 31, 2009 and 2008:

Noninterest Expense

	2009	2008
Compensation and related expenses	$4,255,384	$4,288,674
Occupancy expense	448,845	443,281
Furniture and equipment expense	345,992	287,923
Data processing and correspondent bank costs	548,133	618,312
Director fees	149,181	134,384
Postage	92,573	85,114
Office supplies	122,920	78,276
Professional fees	122,684	121,125
Printing and stationery	17,044	46,596
Public relations and contributions	48,398	69,346
Telephone	41,889	41,809
Regulatory assessments	416,913	122,127
Loan products	14,637	21,983
Advertising	60,464	73,020
Insurance	27,001	26,670
Other	521,711	589,917
Total noninterest expense	$7,233,769	$7,048,557
Noninterest expense as a percentage of average total assets	2.87%	2.77%

Income Taxes

Our effective income tax rate was 36.3% in 2009 and 37.0% in 2008.

Results for the Fourth Quarter of 2009

Net income for the three months ended December 31, 2009 was $395,063, compared to $182,669 for the corresponding period in 2008. Earnings per share for the fourth quarters of 2009 and 2008 were $0.50 and $0.23, respectively. Increases in gross revenues combined with decreases in noninterest expenses and a substantial increase in the provisions for loan loss, offset by increased income taxes, contributed to the increase in net income for the fourth quarter of 2009 when compared to the same period last year.

Before provisions for loan losses, the net interest income increase of $56,570, from $2,203,725 for the three months ended December 31, 2008 to $2,260,295 for the three months ended December 31, 2009, was due primarily to loan revenues and borrowed funds interest expense reducing in direct correlation to the reduction in loan and borrowed funds account balances. Deposit balances rose during this period but interest expense decreased as the direct result of lower interest rates for the period and the repricing of matured time deposits at lower rates. Comparing the fourth quarter of 2009 to the fourth quarter of 2008, interest revenue decreased $193,541 while interest expense decreased $250,111, with $204,316 of the decrease related to borrowed funds. The provision for loan losses for the fourth quarter of 2009 decreased by $120,000 to $555,000 when compared to the fourth quarter of 2008.

Noninterest income for the fourth quarter of 2009 decreased $3,577 when compared to the same period of 2008 to $538,242. This decrease was due primarily to a decrease in other income of $12,855 offset by an increase of insurance commissions of $9,280 for the fourth quarter of 2009 when compared to the fourth quarter of 2008.

Total noninterest expense decreased $118,598 to $1,655,511 for the quarter ended December 31, 2009, from $1,774,109 for the corresponding quarter of 2008. This decrease primarily resulted from a $99,351 decrease in salaries, a $58,533 decrease in data processing fees and $117,625 increase in other expenses for the fourth quarter of 2009 over the same period in 2008. These decreases were offset by increases of $88,801 in our FDIC insurance assessments, $48,166 in other real estate expenses and $20,635 in office supplies for the fourth quarter of 2009 over 2008. These fluctuations during the fourth quarter of 2009 are the result of the Bank's data processing conversion and recent trends in our economy. The Company has reduced expenses under its control and constantly attempts to increase overall income.

FINANCIAL CONDITION

Assets

Total assets increased 1.42% to $255,467,425 at December 31, 2009 when compared to assets at December 31, 2008. Average total assets for 2009 were $252,102,641, a decrease of 1.04% from 2008. The loan portfolio represented 90.54% of average earning assets in 2009, compared to 90.03% in 2008, and was the primary source of income for the Company.

Funding for loans is provided primarily by core deposits, fed funds, and FHLB borrowings. Total deposits increased 16.60% to $193,250,908 at December 31, 2009 when compared to 2008.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $208,266,915 and $215,730,819 for 2009 and 2008, respectively, which constituted 90.54% and 90.03% of average interest-earning assets for the respective years. At December 31, 2009, our loan to deposit ratio was 105.51%, compared to 129.53% at December 31, 2008, while the ratio of average loans to average deposits was 118.52% and 129.09% for 2009 and 2008, respectively. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Bank also borrows from correspondent banks and the FHLB to fund loans. Our ratio of average loans to average deposits plus borrowed funds was 94.32% for the year ended December 31, 2009, compared to 96.17% for the year ended December 31, 2008. We extend loans primarily to customers located in and near Kent County, Queen Anne's County and Cecil County in Maryland. There are no industry concentrations in our loan portfolio. A substantial portion of our loans are, however, secured by real estate and, accordingly, the real estate market in the region will influence the performance of our loan portfolio.

The following table sets forth the composition of our loan portfolio at December 31, 2009 and 2008:

Composition of Loan Portfolio

	2009		2008	
	Amount	Percent of total	Amount	Percent of total
Commercial	$ 26,942,744	13.04%	$ 36,754,882	16.97%
Real estate – residential	74,431,249	36.02%	60,579,916	27.98%
Real estate - commercial	92,686,252	44.85%	104,175,727	48.11%
Construction	5,988,692	2.90%	7,255,246	3.35%
Consumer	6,593,515	3.19%	7,767,095	3.59%
Total loans	206,642,452	100.00%	216,532,866	100.00%
Deferred costs, net of deferred fees	102,590		148,822	
Allowance for loan losses	(2,845,364)		(2,001,739)	
Net loans	$203,899,678		$214,679,949	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio at December 31, 2009:

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2009			
	One year or less	Over one through five years	Over five years	Total
Commercial	$ 24,728,226	$ 1,548,586	$661,958	$ 26,938,770
Real estate – residential	37,337,361	38,299,614	0	75,636,975
Real estate - commercial	54,590,100	30,448,740	0	85,038,840
Construction	10,618,793	1,811,585	0	12,430,378
Consumer	3,935,923	2,544,135	117,431	6,597,489
Total	$131,210,403	$74,652,660	$779,389	$206,642,452
Fixed interest rate	$72,115,325	$72,934,031	$312,349	$145,361,705
Variable interest rate	59,095,078	1,718,629	467,040	61,280,747
Total	$131,210,403	$74,652,660	$779,389	$206,642,452

At December 31, 2009, $61,280,747, or 29.66%, of the total loans were either variable-rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of our customers, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Our exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. We generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. We evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments that we issue to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. See Note 4 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report, for further information about these commitments.

Loan Quality

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated monthly based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

Risk Elements of Loan Portfolio

	For the Years Ended December 31, 2009	2008
Non-Accrual Loans	$ 2,384,186	$ 3,670,657
Accruing Loans Past Due 90 Days or More	6,247,775	1,491,878

The following table, "Allocation of Allowance for Loan Losses", shows the specific allowance applied by loan type and also the general allowance included in the allowance for loan losses at December 31, 2009 and 2008:

Allocation of Allowance for Loan Losses

	2009		2008	
		Percentage (1)		Percentage (1)
Commercial	$ 728,049	26.92 %	$ 496,678	16.97 %
Real estate	1,730,883	64.00 %	979,635	79.44 %
Consumer	245,681	9.08 %	92,570	3.59 %
Unallocated	140,751		432,856	
Total	$2,845,364	100.00 %	$2,001,739	100.00 %

(1) Percentage of loans in category to total loans

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan losses was $1,726,000 in 2009, which represents an increase of $11,000 over the $1,715,000 that was funded in 2008. We added to our reserves in anticipation of potential losses in connection with the higher than normal balances of nonaccrual loans and loans accruing 90 days or more past due. The following table shows information about the allowance for loan losses for each of the last two years:

Allowance for Loan Losses

	2009	2008
Balance at beginning of year	$ 2,001,739	$ 2,328,792
Loan losses:		
Commercial	290,126	1,452,890
Mortgages	490,049	570,665
Consumer	157,367	66,142
Total loan losses	937,542	2,089,697
Recoveries on loans previously charged off		
Commercial	47,501	4,688
Mortgages	3,207	40,000
Consumer	4,459	2,956
Total loan recoveries	55,167	47,644
Net loan losses	882,375	2,042,053
Provision for loan losses charged to expense	1,726,000	1,715,000
Balance at end of year	$ 2,845,364	$ 2,001,739
Allowance for loan losses to loans outstanding at end of year	1.38%	0.92%
Net charge-offs to average loans	0.42%	0.94%

As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

We had nonperforming loans of $8,631,961 and $5,162,535 at December 31, 2009 and 2008, respectively. We had $1,335,000 and $1,407,000 in foreclosed other real estate at December 31, 2009 and 2008, respectively. Foreclosed other real estate is considered part of non-performing assets. Loans are classified as impaired when the collection of contractual obligations, including principal and interest, is doubtful. Management considers the nonaccrual loans as of December 31, 2009 to be impaired loans.

Investment Securities

Our security portfolio is categorized as available-for-sale and held to maturity. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in stockholders' equity, net of applicable income taxes. We do not currently follow a strategy of making security purchases with a view of near-term resales and, therefore, do not own any securities classified as trading securities. Investment securities classified as held-to-maturity are held until they mature. Held-to maturity securities are held at amortized cost value. For additional information about the investment portfolio, see Note 3 to Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2009.

	3 Months or Less		Over 3 Months to 1 Year		1 – 5 Years		5-10 Years		Over 10 Years	
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Held to Maturity:										
U.S. government agencies	$1,498,973	5.27%	$5,042,718	4.36%	$3,515,391	3.41%	-	-	-	-
Mortgage backed securities	-	-	-	-	6,294	2.70%	-	-	-	-
Total Held to Maturity	$1,498,973	5.27%	$5,042,718	4.36%	$3,521,685	3.41%	-	-	-	-
Available for Sale:										
U.S. government agencies	$ -	-	$1,017,300	0.50%	$2,010,400	1.00%	-	-	-	-
Total Available for Sale	$ -	-	$1,017,300	0.50%	$2,010,400	1.00%	-	-	-	-

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The aggregate amount available from correspondent banks under all lines of credit at December 31, 2009 was $19,150,000. Additionally, the Bank has a partially funded line of credit from the FHLB of Atlanta. This line is secured by the Bank's residential mortgage loan portfolio.

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities) were 17.94% of average deposits for 2009, compared to 17.04% for 2008.

We have various financial obligations, including contractual obligations and commitments, that may require future cash payments. Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is primarily dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. Our investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2009 is presented in the table "Interest Sensitivity Analysis". The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. We were asset-sensitive for the under one-year time horizons and liability-sensitive for time frames after one year. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

			December 31, 2009		
	Within three months	After three but within 12 months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 52,803	$ 0	$ 0	$ 0	$ 52,803
Federal funds sold	7,015,811	0	0	0	7,015,811
Investment securities					
Available for sale	0	1,017,300	2,010,400	0	3,027,700
Held to maturity	1,498,973	5,042,718	3,521,685	0	10,063,376
Other	0	0	0	2,401,200	2,401,200
Loans	74,605,756	56,604,647	74,652,660	779,389	206,642,452
Total earning assets	$ 83,173,343	$ 62,664,665	$ 80,184,745	$ 3,180,589	$229,203,342
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$ 10,596,599	$ 0	$ 0	$ 0	$ 10,596,599
Savings and NOW deposits	51,133,862	0	0	0	51,133,862
Certificates $100,000 and over	2,228,470	3,407,597	28,120,879	0	33,756,946
Certificates under $100,000	5,387,184	8,316,000	47,109,120	0	60,812,304
Securities sold under repurchase agreements & federal funds purchased	1,914,447	1,002,892	0	0	2,917,339
Notes payable	4,000,000	5,000,000	9,000,000	10,000,000	28,000,000
Total interest-bearing liabilities	$ 75,260,562	$ 17,726,489	$ 84,229,999	$ 10,000,000	$187,217,050
Period gap	$7,912,781	$44,938,176	($4,045,254)	($6,819,411)	$41,986,292
Cumulative gap	7,912,781	52,850,957	48,805,703	41,986,292	41,986,292
Ratio of cumulative gap to total earning assets	3.45%	23.06%	21.29%	18.32%	18.32%

From time to time, we may also employ other methods to assess our interest rate sensitivity, such as simulation models to quantify the effect a hypothetical immediate upward or downward change in rates would have on net interest income and the fair value of capital.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities decreased $3,137,707, or 1.65%, to $187,259,138 in 2009, from $190,396,845 in 2008. Average interest-bearing deposits increased $8,986,707, or 6.75%, to $142,174,579 in 2009 from $133,187,872 in 2008. Correspondingly, average demand deposits decreased $369,593, or 1.09%, to $33,555,278 in 2009 from $33,924,871 in 2008.

Total deposits at December 31, 2009 were $193,250,908, an increase of 16.60% when compared to deposits of $165,738,573 at December 31, 2008.

The following table sets forth the Company's deposits by category at December 31, 2009 and 2008:

	2009		2008	
	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$36,951,197	19.12%	$34,387,604	20.75%
Savings and NOW accounts	51,133,862	26.46%	40,226,168	24.27%
Money market accounts	10,596,599	5.48%	9,825,132	5.93%
Time deposits less than $100,000	60,812,304	31.47%	55,041,555	33.21%
Time deposits of $100,000 or more	33,756,946	17.47%	26,258,114	15.84%
Total deposits	$193,250,908	100.00%	$165,738,573	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits increased $20,013,503 during 2009, primarily due to recent conditions in the economy. In the past, deposits, particularly core deposits, have been our primary source of funding and have enabled us to meet our short-term liquidity needs. In recent years, we have borrowed from correspondent banks and the FHLB of Atlanta to meet liquidity needs. The maturity distribution of our time deposits over $100,000 at December 31, 2009 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More
December 31, 2009

	Within three months	After three through six months	After six through 12 months	After 12 months	Total
Certificates of Deposit - $100,000 or more	$2,228,470	$1,428,583	$2,279,014	$27,820,879	$33,756,946

Large certificate of deposit customers tend to be extremely sensitive to interest rates, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, we do not typically purchase brokered deposits.

The average balance of borrowings decreased $12,124,414, or 21.19%, in 2009, compared to a decrease of $5,114,987, or 8.21%, in 2008. The decrease in 2009 when compared to 2008 was due primarily to the fact that loan demand has reduced and we were able to reduce our lines of credit particularly at the FHLB of Atlanta during 2009.

Short-term Borrowings

The following table sets forth our position with respect to short-term borrowings for each of the last two years ended December 31:

	2009			2008		
		Amount	Rate		Amount	Rate
At year end:						
Federal Home Loan Bank (daily re-price)	$	0	0.00%	$	5,000,000	0.46%
Repurchase Agreements		2,917,339	0.36%		9,959,539	0.21%
Federal Funds Borrowed		0	0.00%		2,170,000	0.53%
	$	2,917,339		$	17,129,539	
Average for the year:						
Federal Home Loan Bank (daily re-price)	$	0	0.00%	$	415,301	1.45%
Retail Repurchase Agreements		8,918,437	0.78%		9,453,623	1.72%
Federal Funds Borrowed		20,918	0.80%		468,618	1.91%
Maximum Month End Balance:						
Federal Home Loan Bank (daily re-price)	$	0		$	5,000,000	
Retail Repurchase Agreements		12,929,966			10,552,060	
Federal Funds Borrowed		0			3,950,000	

The Bank may borrow up to approximately 30% of total assets from the FHLB of Atlanta through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. The Bank was required to purchase shares of capital stock in the FHLB of Atlanta as a condition to obtaining the line of credit.

We provide collateral of 105% of the repurchase agreement balances by pledging U.S. Government Agency securities.

The Bank has lines of credit of $13,650,000 in unsecured overnight federal funds and $5,500,000 in secured overnight federal funds with correspondent banks at December 31, 2009.

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "Regulation and Supervision—Capital Requirements." At December 31, 2009 and 2008, the Company and the Bank were considered "well-capitalized." The table below compares the capital ratios of the Bank with the regulatory minimums. The Company's only assets in 2009 other than its equity interest in the Bank were its equity interest in the Insurance Subsidiary and a small amount of cash. The value of the equity interest in the Insurance Subsidiary at December 31, 2009 did not cause the Company's capital ratios as of December 31, 2009 to materially differ from the Bank's ratios.

Analysis of Capital

		Actual Ratios	Actual Ratios
	Required Minimums	2009 Bank	2008 Bank
Total risk-based capital ratio	8.0%	15.1%	13.8%
Tier I risk-based capital ratio	4.0%	13.9%	12.8%
Tier I leverage ratio	4.0%	11.0%	11.1%

Accounting Rule Changes

On July 1, 2009, the Financial Accounting Standards Board (the "FASB") established the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative guidance for SEC registrants. All guidance contained in the ASC carries an equal level of authority. All non-grandfathered, non-SEC accounting literature not included in the ASC is superseded and deemed non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

The following accounting guidance has been approved by the FASB and would apply to the Company if the Company or the Bank entered into an applicable activity.

FASB ASC Topic 320, "Investments-Debt and Equity Securities" changes existing guidance for determining whether an impairment is other than temporary to debt securities and replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. Adoption of ASC Topic 320 was effective in the first quarter of 2009 and did not have a significant impact on the Company's financial statements.

FASB ASC Topic 715, "Compensation - Retirement Benefits" provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. Adoption of the disclosure requirements of ASC topic 715 was effective beginning with the financial statements for the year-ended December 31, 2009 and did not have a significant impact on the Company's financial statements.

Accounting Standards Update No. 2009-5, under FASB ASC Topic 820, "Fair Value Measurement and Disclosures," provides authoritative guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such a case, the reporting company must measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The new authoritative accounting guidance under ASC Topic 820 was effective for the Company's financial statements beginning October 31, 2009, and did not have a significant impact on the Company's financial statements.

FASB ASC Topic 855, "Subsequent Events" establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. ASC Topic 855 became effective for periods ending after June 15, 2009, and did not have a significant impact on the Company's financial statements.

FASB ASC Topic 860, "Transfers and Servicing" enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. This new guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. ASC Topic 860 is effective January 1, 2010 and has not had a significant impact on the Company's financial statements.

The accounting policies adopted by management are consistent with authoritative U.S. GAAP and are consistent with those followed by peer bank holding companies and banks.

Financial Highlights
Five years ended December 31, 2009

	2009	2008	2007	2006	2005
		(dollars in thousands except per share amounts)			
Deposits	**$193,251**	$165,739	$169,052	$155,186	$163,961
Investments, including stock	**15,492**	16,628	20,961	21,399	22,187
Loans (net of the allowance for loan losses)	**203,900**	214,680	220,426	206,077	203,144
Stockholders' equity before accumulated other comprehensive income	**29,581**	29,087	28,773	26,444	23,575
Assets	**255,467**	251,894	261,808	242,305	238,291
Net income	**1,900**	2,163	3,899	4,116	3,622
Return on average assets	**0.75%**	0.85%	1.55%	1.72%	1.62%
Return on average equity	**6.61%**	7.59%	14.74%	16.45%	16.14%
Earnings per share	**2.42**	2.77	4.96	5.22	4.59
Dividends per share	**1.79**	1.75	1.67	1.58	1.48
Book value per share before accumulated other comprehensive income	**37.95**	37.31	36.63	33.52	29.88
Number of shares outstanding	**779,512**	779,512	785,512	789,012	789,012

COMMITTEES

EXECUTIVE COMMITTEE
Patricia Joan O. Horsey, Chairperson
Two Directors [1]
Thomas G. Stevenson
William G. Wheatley

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Patricia Joan O. Horsey
Thomas G. Stevenson
William G. Wheatley

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
Patrick McClary, Vice-Chairman
Gary B. Fellows
Patricia Joan O. Horsey
Thomas G. Stevenson
H. Lawrence Lyons

(1) Rotate Quarterly

AUDIT COMMITTEE
E. Jean Anthony, Chairperson
Robert W. Clark, Jr.
Gary B. Fellows
Patricia Joan O. Horsey

NOMINATING COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Gary B. Fellows
Herman E. Hill, Jr.
P. Patrick McClary
Thomas G. Stevenson

PERSONNEL/COMPENSATION COMMITTEE
P. Patrick McClary, Chairman
Elizabeth A. Strong, Vice-Chairperson
E. Jean Anthony
LaMonte E. Cooke
Herman E. Hill, Jr.

PENSION/PROFIT SHARING 401(K) COMMITTEE
E. Jean Anthony, Chairperson
Thomas G. Stevenson
Elizabeth A. Strong
H. Lawrence Lyons

CONSOLIDATED BALANCE SHEETS

ASSETS

	DECEMBER 31,	
	2009	2008
Cash and due from banks	**$15,988,739**	$3,789,925
Federal funds sold	**7,015,811**	3,896,890
Cash and cash equivalents	**23,004,550**	7,686,815
Securities available for sale	**3,027,700**	4,077,898
Securities held to maturity (fair value of **$10,312,156** and $10,430,709)	**10,063,376**	10,055,715
Federal Home Loan Bank & Community Bankers Bank stock, at cost	**2,401,200**	2,494,000
Loans, less allowance for loan losses of **$2,845,364** and $2,001,739	**203,899,678**	214,679,949
Premises and equipment	**6,521,504**	6,523,845
Goodwill and intangible assets	**671,660**	712,932
Accrued interest receivable	**1,450,155**	1,582,688
Deferred income taxes	**1,277,611**	858,423
Foreclosed real estate	**1,335,000**	1,407,000
Other assets	**1,814,991**	1,814,970
	$255,467,425	$251,894,235

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Deposits		
Noninterest bearing checking	**$36,951,197**	$34,387,604
Savings and NOW	**51,133,862**	40,226,168
Money market	**10,596,599**	9,825,132
Other time	**94,569,250**	81,299,669
	193,250,908	165,738,573
Securities sold under repurchase agreements	**2,917,339**	9,959,539
Federal funds purchased	-	2,170,000
Federal Home Loan Bank advances	**28,000,000**	43,000,000
Other borrowings	-	173,216
Accrued interest payable	**439,410**	441,832
Other liabilities	**1,970,020**	1,968,151
	226,577,677	223,451,311
Stockholders' equity		
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 779,512 shares in 2009 and 2008	**7,795,120**	7,795,120
Additional paid-in capital	**2,920,866**	2,920,866
Retained earnings	**18,865,399**	18,370,797
	29,581,385	29,086,783
Accumulated other comprehensive income (loss)		
Unrealized gain on available for sale securities	**3,587**	51,965
Unfunded liability for defined benefit plan	**(695,224)**	(695,824)
	28,889,748	28,442,924
	$255,467,425	$251,894,235

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,	
	2009	2008
Interest and dividend revenue		
Loans, including fees	**$13,360,850**	$14,550,122
U.S. government agency securities	**528,403**	757,426
Federal funds sold	**9,700**	92,497
Other	**7,415**	157,262
Total interest and dividend revenue	**13,906,368**	15,557,307
Interest expense		
Deposits	**3,075,193**	3,487,935
Borrowed funds	**1,532,291**	2,404,095
Total interest expense	**4,607,484**	5,892,030
Net interest income	**9,298,884**	9,665,277
Provision for loan losses	**1,726,000**	1,715,000
Net interest income after provision for loan losses	**7,572,884**	7,950,277
Noninterest revenue		
Service charges on deposit accounts	**951,122**	997,133
Insurance commissions	**1,346,061**	1,238,240
Other noninterest revenue	**331,457**	295,794
Total noninterest revenue	**2,628,640**	2,531,167
Noninterest expense		
Salaries	**3,211,979**	3,256,114
Employee benefits	**1,043,405**	1,032,560
Occupancy	**448,845**	443,281
Furniture and equipment	**345,992**	287,923
Other operating	**2,183,548**	2,028,679
Total noninterest expense	**7,233,769**	7,048,557
Income before income taxes	**2,967,755**	3,432,887
Income taxes	**1,077,827**	1,270,010
Net income	**$1,889,928**	$2,162,877
Earnings per common share - basic and diluted	**$2.42**	$2.77

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 and 2008

	Common stock		Additional paid-in	Retained	Accumulated other comprehensive	Comprehensive
	Shares	Par value	capital	earnings	income	income
Balance, December 31, 2007	785,512	$7,855,120	$2,920,866	$17,997,286	$(733,478)	
Net income	-	-	-	2,162,877	-	$2,162,877
Change in underfunded status of defined benefit plan net of income taxes of $46,002	-	-	-	-	70,621	70,621
Unrealized gain on investment securities available for sale net of income taxes of $12,375	-	-	-	-	18,998	18,998
Comprehensive income						$2,252,496
Repurchase of stock	(6,000)	(60,000)	-	(420,000)	-	
Cash dividend, $1.75 per share	-	-	-	(1,369,366)	-	
Balance, December 31, 2008	779,512	7,795,120	2,920,866	18,370,797	(643,859)	
Net income	-	-	-	**1,889,928**	-	**$1,889,928**
Change in underfunded status of defined benefit plan net of income taxes of $391	-	-	-	-	**600**	**600**
Unrealized gain on investment securities available for sale net of income taxes of $31,513	-	-	-	-	**(48,378)**	**(48,378)**
Comprehensive income						**$1,842,150**
Cash dividend, $1.79 per share	-	-	-	**(1,395,326)**	-	
Balance, December 31, 2009	**779,512**	**$7,795,120**	**$2,920,866**	**$18,865,399**	**$(691,637)**	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,	
	2009	2008
Cash flows from operating activities		
Interest received	**$14,097,355**	$15,834,760
Fees and commissions received	**2,599,275**	2,531,167
Interest paid	**(4,609,906)**	(5,971,417)
Cash paid to suppliers and employees	**(7,328,259)**	(6,720,079)
Income taxes paid	**(896,099)**	(1,744,870)
	3,862,366	3,929,561
Cash flows from investing activities		
Proceeds from maturities and calls of investment securities		
Held to maturity	**1,000,840**	5,501,211
Available for sale	**4,000,000**	1,000,000
Purchase of investment securities		
Held to maturity	**(1,000,000)**	(2,505,170)
Available for sale	**(3,049,383)**	-
Purchase of Federal Home Loan Bank stock	**32,800**	403,600
Purchase of Community Bankers stock	**60,000**	-
Loans made, net of principal collected	**8,693,040**	2,518,356
Purchase of premises, equipment, and software	**(359,541)**	(906,525)
Acquisition of Insurance Agency	**(25,344)**	
Proceeds from sale of foreclosed real estate	**371,364**	-
	9,723,776	6,011,472
Cash flows from financing activities		
Net increase (decrease) in		
Time deposits	**13,269,581**	1,810,593
Other deposits	**14,242,754**	(5,124,269)
Securities sold under repurchase agreements and federal funds purchased	**(9,212,200)**	3,088,063
Federal Home Loan Bank advances, net of repayments	**(15,000,000)**	(10,000,000)
Repayments of other borrowings	**(173,216)**	(19,381)
Dividends paid	**(1,395,326)**	(1,369,366)
Repurchase of stock	**-**	(480,000)
	1,731,593	(12,094,360)
Net increase (decrease) in cash and cash equivalents	**15,317,735**	(2,153,327)
Cash and cash equivalents at beginning of year	**7,686,815**	9,840,142
Cash and cash equivalents at end of year	**$23,004,550**	$7,686,815

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED DECEMBER 31,

	2009	2008
Reconciliation of net income to net cash provided by operating activities		
Net income	**$1,889,928**	$2,162,877
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of premiums and accretion of discounts	**12,224**	(34,854)
Provision for loan losses	**1,726,000**	1,715,000
Depreciation and software amortization	**351,914**	283,020
Amortization of intangible assets	**66,616**	55,000
Write-down of foreclosed real estate	**45,000**	25,000
Gain on sale of foreclosed real estate	**(29,365)**	-
Deferred income taxes	**(388,710)**	204,946
Decrease (increase) in		
Accrued interest receivable	**132,533**	231,886
Other assets	**(559,890)**	(838,691)
Increase (decrease) in		
Deferred origination fees and costs, net	**46,231**	80,421
Income taxes payable, net of refunds	**569,837**	-
Accrued interest payable	**(2,422)**	(79,387)
Other liabilities	**2,470**	124,343
	$3,862,366	$3,929,561
Other supplemental disclosure		
Loans transferred to foreclosed real estate	**$315,000**	$1,432,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements of Peoples Bancorp, Inc. and its subsidiaries, The Peoples Bank, a Maryland commercial bank (the "Bank"), and Fleetwood, Athey, MacBeth & McCown, Inc., an insurance agency (the "Insurance Subsidiary"), conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. As used in these notes, unless the context requires otherwise, the term "the Company" refers collectively to Peoples Bancorp, Inc., the Bank and the Insurance Subsidiary.

On July 1, 2009, the Financial Accounting Standards Board (the "FASB") established the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the "SEC") under the authority of federal securities laws are also sources of authoritative guidance for SEC registrants. All guidance contained in the ASC carries an equal level of authority. All non-grandfathered, non-SEC accounting literature not included in the ASC is superseded and deemed non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Principles of consolidation

Peoples Bancorp, Inc. and its subsidiaries operate primarily in Kent and Queen Anne's Counties, Maryland. The consolidated financial statements include the accounts of the Peoples Bancorp, Inc., the Bank, and the Insurance Subsidiary. Intercompany balances and transactions have been eliminated.

Nature of business

The Bank which operates out of a main office and six branches, offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, travelers cheques, and on-line banking with bill payment service. The Bank also offers credit card services and discount brokerage services through a correspondent.

The Insurance Subsidiary operates from one location in Kent County and provides a full range of insurance products to businesses and consumers. Product lines include property, casualty, life, marine, long-term care and health insurance.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Amortization and accretion are recorded using the interest method. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans and allowance for loan losses

Loans are stated at their outstanding unpaid principal balance adjusted for deferred origination costs, deferred origination fees, and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. When the accrual of interest is discontinued, loans are reviewed for impairment. Past due status is based on contractual terms of the loan. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest revenue.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes a loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment and ten to forty years for premises.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Foreclosed real estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair market value on the date acquired. In general, cost equals the Company's investment in the property at the time of foreclosure. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in other operating expense.

Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill is not ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. The Company's intangible assets have finite lives and are amortized on a straight-line basis over periods not exceeding 10 years.

Advertising

Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per share data

Earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding during the period and does not include the effect of any potentially dilutive common stock equivalents. The weighted average number of shares outstanding were 779,512 and 781,578 for 2009 and 2008, respectively. There were no dilutive common stock equivalents outstanding in 2009 or 2008.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date as of December 31, 2009 through the date the financial statements were filed for items that should potentially be recognized or disclosed in these financial statements as prescribed by recently issued FASB ASC Topic 855, "*Subsequent Events*". The evaluation was conducted and it was concluded that no items required disclosure.

2. **Cash and Due From Banks**

The Company normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $5,766,770 for 2009 and $4,411,589 for 2008.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Company's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities**

Investment securities are summarized as follows:

December 31, 2009	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	**$ 3,020,741**	**$ 6,959**	**$ -**	**$ 3,027,700**
Held to maturity				
U. S. government agency	**$ 10,057,082**	**$ 248,790**	**$ -**	**$ 10,305,872**
Mortgage-backed securities	**6,294**	**3**	**13**	**6,284**
	$ 10,063,376	**$ 248,793**	**$ 13**	**$ 10,312,156**
December 31, 2008				
Available for sale				
U. S. government agency	$ 3,992,083	$ 85,815	$ -	$ 4,077,898
Held to maturity				
U. S. government agency	$ 10,048,570	$ 376,170	$ -	$ 10,424,740
Mortgage-backed securities	7,145	-	176	6,969
	$ 10,055,715	$ 376,170	$ 176	$ 10,431,709

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
December 31, 2009	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	**$ 1,015,880**	**$ 1,017,300**	**$ 6,541,691**	**$ 6,663,095**
Over one to five years	**2,004,861**	**2,010,400**	**3,515,391**	**3,642,777**
Mortgage-backed securities	**-**	**-**	**6,294**	**6,284**
	$ 3,020,741	**$ 3,027,700**	**$ 10,063,376**	**$ 10,312,156**
Pledged securities	**$ -**	**$ -**	**$ 2,971,405**	**$ 3,068,439**
December 31, 2008				
Maturing				
Within one year	$ 3,992,083	$ 4,077,898	$ 999,039	$ 1,004,100
Over one to five years	-	-	9,049,531	9,420,640
Mortgage-backed securities	-	-	7,145	6,969
	$ 3,992,083	$ 4,077,898	$ 10,055,715	$ 10,431,709
Pledged securities	$ 1,449,341	$ 1,484,759	$ 6,216,627	$ 6,441,060

Investments are pledged to secure the deposits of federal and local governments and as collateral for repurchase agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities** (Continued)

Securities in a continuous unrealized loss position at December 31, 2009, are as follows:

	Less than 12 months		12 months or longer		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. government agency	$ -	$ -	$ 13	$ 2,267	$ 13	$ 2,267

All unrealized losses on securities as of December 31, 2009, are considered to be temporary losses. Each security will be redeemed at face value at, or prior to, maturity. In most cases, the temporary impairment in value is caused by market interest rate fluctuations.

4. **Loans and Allowance for Loan Losses**

Major classifications of loans as of December 31, are as follows:

	2009	2008
Real estate		
Residential	**$ 74,431,249**	$ 60,579,916
Commercial	**92,686,252**	104,175,727
Construction	**5,988,692**	7,255,246
Commercial	**26,942,744**	36,754,882
Consumer	**6,593,515**	7,767,095
	206,642,452	216,532,866
Deferred costs, net of deferred fees	**102,590**	148,822
Allowance for loan losses	**(2,845,364)**	(2,001,739)
	$ 203,899,678	$ 214,679,949

The rate repricing and maturity distribution of the loan portfolio is as follows:

	2009	2008
Within ninety days	**$ 74,605,756**	$ 90,467,239
Over ninety days to one year	**56,604,647**	41,811,237
Over one year to five years	**74,652,660**	84,132,243
Over five years	**779,389**	122,147
	$ 206,642,452	$ 216,532,866

Transactions in the allowance for loan losses were as follows:

	2009	2008
Beginning balance	**$ 2,001,739**	$ 2,328,792
Provision charged to operations	**1,726,000**	1,715,000
Recoveries	**55,167**	47,644
	3,782,906	4,091,436
Loans charged off	**937,542**	2,089,697
Ending balance	**$ 2,845,364**	$ 2,001,739

Management has identified no significant impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses** (Continued)

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:

	2009	2008
Nonaccrual loan balances	**$ 2,384,186**	$ 3,670,657
Interest not accrued	**289,779**	222,461

Amounts past due 90 days or more at December 31, still accruing interest, are as follows:

	2009	2008
Commercial	**$ 168,020**	$ 19,540
Mortgage	**6,055,484**	1,447,221
Consumer	**24,271**	25,117
	$ 6,247,775	$ 1,491,878

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2009	2008
Check loan lines of credit	**$ 502,887**	$ 1,469,145
Mortgage lines of credit	**11,202,534**	6,218,412
Other lines of credit	**16,776,329**	13,556,168
Undisbursed construction loan commitments	**933,503**	5,290,834
	$29,415,253	$26,534,559
Standby letters of credit	**$ 3,761,110**	$ 5,278,824

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any accounting loss the Company will incur by the funding of these commitments.

The Company lends to customers located primarily in and near Kent County, Queen Anne's County, and Cecil County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2009	2008
Land	**$ 2,432,279**	$ 2,432,279
Premises	**5,015,237**	4,904,963
Furniture and equipment	**2,901,349**	2,726,581
	10,348,865	10,063,823
Accumulated depreciation	**3,827,361**	3,539,978
Net premises and equipment	**$ 6,521,504**	$ 6,523,845
Depreciation expense	**$ 339,779**	$ 278,885

Computer software included in other assets and the related amortization are as follows:

	2009	2008
Cost	**$ 88,412**	$ 74,728
Accumulated amortization	**74,000**	70,284
Net computer software	**$ 14,412**	$ 4,444
Amortization expense	**$ 3,715**	$ 4,135

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2009	2008
Within one year	**$ 19,339,251**	$ 22,025,234
Over one to two years	**19,153,090**	10,537,866
Over two to three years	**7,506,085**	17,799,526
Over three to four years	**22,161,944**	7,426,675
Over four to five years	**26,408,880**	23,510,368
	$ 94,569,250	$ 81,299,669

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of $33,756,946 and $26,258,114 as of December 31, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Company and maintained in the custody of a nonaffiliated bank. Additional information is as follows:

	2009	2008
Maximum month-end amount outstanding	**$ 12,929,966**	$ 10,552,060
Average amount outstanding	**8,918,437**	9,453,623
Average rate paid during the year	**0.78%**	1.72%
Investment securities underlying agreements at year-end		
Book value	**2,461,938**	6,404,158
Estimated fair value	**2,533,874**	6,618,769

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Notes Payable and Lines of Credit

The Company may borrow up to approximately 30% of total assets from the Federal Home Loan Bank (the "FHLB") through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Company's real estate mortgage loans. As of December 31, 2009, the Company had $13,990,133 of mortgage loans available to pledge as collateral to the FHLB. The Company was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Company's borrowings from the Federal Home Loan Bank as of December 31, 2009 and 2008, are summarized as follows:

Maturity date	Interest rate	**2009 Balance**	2008 Balance
August 2, 2017	4.34%	**$ 5,000,000**	$ 5,000,000
January 26, 2017	4.36%	**5,000,000**	5,000,000
October 9, 2012	1.94%	**1,000,000**	-
June 9, 2012	2.19%	**1,000,000**	-
March 27, 2012	2.43%	**1,000,000**	-
March 9, 2012	4.29%	**2,000,000**	2,000,000
October 11, 2011	1.32%	**1,000,000**	-
July 11, 2011	1.48%	**1,000,000**	-
March 28, 2011	2.00%	**1,000,000**	-
March 17,2011	2.12%	**1,000,000**	-
September 17, 2010	1.72%	**1,000,000**	-
June 27, 2010	1.56%	**1,000,000**	-
June 22, 2010	5.59%	**1,000,000**	1,000,000
April 2, 2010	5.02%	**2,000,000**	2,000,000
March 22, 2010	4.04%	**2,000,000**	2,000,000
January 25, 2010	5.29%	**2,000,000**	2,000,000
December 2, 2009	5.08%	-	5,000,000
October 22, 2009	4.59%	-	2,000,000
October 21, 2009	Variable	-	5,000,000
September 25, 2009	5.48%	-	1,000,000
August 25, 2009	5.48%	-	1,000,000
July 22, 2009	5.55%	-	1,000,000
June 8, 2009	5.05%	-	1,000,000
May 18, 2009	5.28%	-	1,000,000
April 6, 2009	5.11%	-	2,000,000
March 17, 2009	5.28%	-	2,000,000
January 26, 2009	5.36%	-	2,000,000
January 16, 2009	5.28%	-	1,000,000
		$28,000,000	$ 43,000,000

The outstanding advances require interest payments monthly or quarterly with principal due at maturity.

In addition to the line from the FHLB, the Company has lines of credit of $13,650,000 in unsecured overnight federal funds and $5,500,000 in secured overnight federal funds at December 31, 2009. As of December 31, 2009, the Company had not borrowed under these federal funds lines of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes

The components of income tax expense are as follows:

	2009	2008
Current		
Federal	$ 1,200,370	$ 892,890
State	266,167	172,174
	1,466,537	1,065,064
Deferred	(388,710)	204,946
	$ 1,077,827	$ 1,270,010

The components of the deferred income tax expense are as follows:

	2009	2008
Provision for loan losses and bad debts	$ (292,569)	$ 170,038
Prepaid pension costs	(8,257)	59,232
Depreciation and amortization	(6,349)	53,542
Discount accretion	(17,552)	4,514
Nonaccrual interest	(23,757)	(62,506)
Deferred compensation	(6,990)	(10,013)
Write-down of foreclosed real estate	(33,236)	(9,861)
	$ (388,710)	$ 204,946

The components of the net deferred income tax asset are as follows:

	2009	2008
Deferred income tax assets		
Allowance for loan losses and bad debt reserve	$ 914,469	$ 621,900
Deferred compensation	186,835	179,845
Pension liability	252,798	244,541
Nonaccrual interest	111,507	87,750
Foreclosed real estate valuation allowance	43,097	9,861
	1,508,706	1,143,897
Deferred income tax liabilities		
Depreciation and amortization	198,397	204,746
Discount accretion	29,326	46,878
Unrealized gain on investment securities available for sale	3,372	33,850
	231,095	285,474
Net deferred income tax asset	$ 1,277,611	$ 858,423

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

	2009	2008
Tax at statutory federal income tax rate	34.0 %	34.0 %
Tax effect of		
Tax-exempt income	(1.6)	(1.1)
State income taxes, net of federal benefit	4.1	3.9
Other, net	(0.2)	0.2
	36.3 %	37.0 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Profit Sharing Plan

The Bank has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all of the Company's employees with one year of service who have attained age 21. The Bank matches 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Bank may make discretionary contributions to the Plan in amounts approved by its Board of Directors. The Bank's contributions to the plan, included in employee benefits expense for 2009 and 2008, were $7,256 and $6,897, respectively.

11. Pension

The Bank has a defined benefit pension plan covering substantially all of the employees of the Company. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method.

The following table sets forth the financial status of the plan at December 31:

	2009	2008
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 2,567,432**	$ 2,078,439
Actual return on plan assets	**85,787**	110,595
Employer contribution	**136,351**	415,747
Benefits paid	**(171,296)**	(37,349)
Fair value of plan assets at end of year	**2,618,274**	2,567,432
Change in benefit obligation		
Benefit obligation at beginning of year	**3,187,386**	2,965,180
Service cost	**171,013**	159,042
Interest cost	**193,859**	184,157
Benefits paid	**(171,296)**	(37,349)
Actuarial loss (gain)	**(16,844)**	(83,644)
Benefit obligation at end of year	**3,364,118**	3,187,386
Funded status	**(745,844)**	(619,954)
Unamortized prior service cost	**(2,759)**	(4,136)
Unrecognized net loss	**1,150,845**	1,153,214
Prepaid pension expense included in other assets	**$ 402,242**	$ 529,124
Accumulated benefit obligation	**$ 2,571,973**	$ 2,083,410

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. **Pension** (Continued)

Net pension expense includes the following components:

	2009	2008
Service cost	**$ 171,013**	$ 159,042
Interest cost	**193,859**	184,157
Expected return on assets	**(146,622)**	(130,389)
Amortization of prior service cost	**(1,377)**	(1,377)
Amortization of loss	**46,360**	54,150
Net pension expense	**$ 263,233**	$ 265,583

Assumptions used in the accounting for net pension expense were:

	2009	2008
Discount rates	**6.25%**	6.25%
Rate of increase in compensation level	**5.00%**	5.00%
Long-term rate of return on assets	**5.75%**	5.75%

The Bank intends to contribute approximately $140,000 to the Plan in 2010.

Benefits expected to be paid from the Plan are as follows:

Year	Amount
2010	51,000
2011	60,000
2012	61,000
2013	129,000
2014	133,000
2015-2019	674,000

The long-term rate of return on assets assumption considers the current earnings on assets of the Plan as well as the effects of asset diversification. The Plan's investment strategy is to earn a reasonable return while safeguarding the benefits promised to employees. All assets of the Plan are invested in deposit accounts at the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. **Other Operating Expenses**

Other operating expenses consist of the following:

	2009	2008
Data processing and correspondent fees	**$ 548,133**	$ 618,312
Directors' fees	**149,181**	134,384
Professional fees	**122,684**	121,125
Advertising	**60,464**	73,020
Postage	**92,573**	85,114
Public relations and contributions	**48,398**	69,346
Office supplies	**122,920**	78,276
Printing and stationery	**17,044**	46,596
Telephone	**41,889**	41,809
Regulatory assessments	**416,913**	122,127
Loan product costs	**14,637**	21,983
Insurance	**27,001**	26,670
Other	**521,711**	589,917
	$ 2,183,548	$ 2,028,679

13. **Related Party Transactions**

In the normal course of banking business, loans are made to senior officers and directors of the Company as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2009	2008
Beginning loan balances	**$ 6,665,231**	$4,566,457
Advances	**3,527,233**	8,379,453
Repayments	**(4,868,368)**	(6,316,307)
Change in related parties	**(72,991)**	35,628
Ending loan balances	**$ 5,251,105**	$6,665,231

In addition to the outstanding balances listed above, the officers and directors and their related interests have $3,411,296 in unused loans committed but not funded as of December 31, 2009.

A director is a partner in a law firm that provides services to the Company. Payments of $11,000 were made to that firm during 2009 and 2008.

Deposits from senior officers and directors and their related interests were $2,434,699 as of December 31, 2009 and $2,496,245 as of December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. **Capital Standards**

The Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The table below sets forth the capital ratios of the Bank as of December 31, 2009 and 2008. Because Peoples Bancorp, Inc.'s only asset other than its equity interest in the Bank and the Insurance Subsidiary is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

	Actual		Minimum capital adequacy		To be well capitalized	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009						
Total capital (to risk-weighted assets)	**$30,361**	**15.1%**	**$ 16,051**	**8.0%**	**$20,063**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$27,849**	**13.9%**	**$ 8,025**	**4.0%**	**$12,038**	**6.0%**
Tier 1 capital (to average fourth quarter assets)	**$27,849**	**11.0%**	**$ 10,135**	**4.0%**	**$12,669**	**5.0%**
December 31, 2008						
Total capital (to risk-weighted assets)	$29,585	13.8%	$ 17,199	8.0%	$21,498	10.0%
Tier 1 capital (to risk-weighted assets)	$27,583	12.8%	$ 8,599	4.0%	$12,899	6.0%
Tier 1 capital (to average fourth quarter assets)	$27,583	11.1%	$ 9,988	4.0%	$12,485	5.0%

Tier 1 capital consists of common stock, additional paid on capital, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

15. **Fair Value of Financial Instruments**

GAAP define fair value, establish a framework for measuring fair value, expand disclosures about fair value, and establish a hierarchy for determining fair value measurement. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value; as well as the general classification of such instruments pursuant to valuation methodology.

Securities available for sale – If quoted prices are available in an active market, securities are classified within level 1 of the hierarchy. Level 1 includes securities that have quoted prices in an active market for identical assets. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Company has categorized its securities available for sale as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. **Fair Value of Financial Instruments** (Continued)

	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
üüüüüüüüüüüüüüü	$ 3,027,700	$ 3,027,700	$ -	$ -

Foreclosed real estate – The Company measures its foreclosed real estate at fair value less cost to sell. As of December 31, 2009, the fair value of foreclosed real estate was based on offers and/or appraisals. Cost to sell the real estate was based on standard market factors. The Company has categorized its foreclosed real estate as level three.

The estimated fair values of the Company's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The Company does not measure the fair value of any of its other financial assets or liabilities on a recurring or nonrecurring basis. The estimated fair values of the Company's other financial instruments were as follows:

	December 31,			
	2009		2008	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks	**$ 15,988,739**	**$ 15,988,739**	$ 3,789,925	$ 3,789,925
Federal funds sold	**7,015,811**	**7,015,811**	3,896,890	3,896,890
Investment securities (total)	**13,091,076**	**13,339,856**	14,133,613	14,509,607
Federal Home Loan Bank stock	**2,401,200**	**2,401,200**	2,494,000	2,494,000
Loans, net	**203,899,678**	**204,083,903**	214,679,949	214,784,949
Accrued interest receivable	**1,450,155**	**1,450,155**	1,582,688	1,582,688
Financial liabilities				
Noninterest-bearing deposits	**$ 36,951,197**	**$ 36,951,197**	$ 34,387,604	$ 34,387,604
Interest-bearing deposits	**156,299,711**	**160,895,134**	131,350,969	133,996,055
Short-term borrowings	**2,917,339**	**2,917,339**	12,129,539	12,129,539
Federal Home Loan Bank advances	**28,000,000**	**28,457,862**	43,000,000	43,879,670
Accrued interest payable	**439,410**	**439,410**	441,832	441,832

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits and borrowings of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Parent Company Financial Information

The balance sheets, statements of income, and statements of cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2009	December 31, 2008
Assets		
Cash	**$ 307,239**	$ 308,309
Investment in bank subsidiary	**27,157,172**	26,939,481
Investment in insurance agency subsidiary	**1,434,757**	1,201,267
Income tax refund receivable	**7,395**	5,979
Total assets	**$28,906,563**	$28,455,036
Liabilities and Stockholders' Equity		
Other liabilities	**$ 16,815**	$ 12,112
Stockholders' equity		
Common stock	**7,795,120**	7,795,120
Additional paid-in capital	**2,920,866**	2,920,866
Retained earnings	**18,865,399**	18,370,797
Accumulated other comprehensive income	**(691,637)**	(643,859)
Total stockholders' equity	**28,889,748**	28,442,924
Total liabilities and stockholders' equity	**$28,906,563**	$28,455,036

Statements of Income	Years Ended December 31, 2009	Years Ended December 31, 2008
Interest revenue	**$ 5,482**	$ 7,883
Dividends from bank subsidiary	**1,405,326**	1,859,367
Equity in undistributed income of insurance agency subsidiary	**233,490**	110,250
Equity in undistributed income of bank subsidiary	**265,468**	204,867
	1,909,766	2,182,367
Expenses		
Professional fees	**21,750**	23,115
Other	**5,483**	2,354
	27,233	25,469
Income before income taxes	**1,882,533**	2,156,898
Income tax expense (benefit)	**(7,395)**	(5,979)
Net income	**$ 1,889,928**	$ 2,162,877

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information** (Continued)

Statements of Cash Flows	Years Ended December 31, 2009	2008
Cash flows from operating activities		
Interest and dividends received	$ 1,410,808	$ 1,867,250
Income taxes refunded	5,979	3,172
Cash paid for operating expenses	(22,531)	(24,921)
	1,394,256	1,845,501
Cash flows from investing activities		
Acquisition of insurance agency	-	-
Cash flows from financing activities		
Dividends paid	(1,395,326)	(1,369,366)
Repurchase of stock	-	(480,000)
	(1,395,326)	(1,849,366)
Net increase (decrease) in cash	(1,070)	(3,865)
Cash at beginning of year	308,309	312,174
Cash at end of year	$ 307,239	$ 308,309
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 1,889,928	$ 2,162,877
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed net income of subsidiaries	(498,958)	(315,117)
Increase (decrease) in other liabilities	4,702	548
(Increase) decrease in income tax refund receivable	(1,416)	(2,807)
	$ 1,394,256	$ 1,845,501

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. **Quarterly Results of Operations (Unaudited)**

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2009				
Interest revenue	**$ 3,342**	**$ 3,440**	**$ 3,527**	**$ 3,597**
Interest expense	**1,082**	**1,156**	**1,177**	**1,192**
Net interest income	**2,260**	**2,284**	**2,350**	**2,405**
Provision for loan losses	**555**	**316**	**425**	**430**
Net income	**395**	**470**	**382**	**643**
Comprehensive income	**393**	**462**	**368**	**619**
Earnings per share	**$0.50**	**$0.60**	**$0.49**	**$0.83**
2008				
Interest revenue	$ 3,536	$ 3,933	$ 3,923	$ 4,165
Interest expense	1,332	1,426	1,484	1,650
Net interest income	2,204	2,507	2,439	2,515
Provision for loan losses	675	440	480	120
Net income	183	587	483	910
Comprehensive income	275	576	448	953
Earnings per share	$0.23	$0.75	$0.62	$1.16

18. **Insurance Subsidiary Acquisition**

On January 2, 2007, Peoples Bancorp, Inc. purchased all of the outstanding stock of the Insurance Subsidiary, such that the Insurance Subsidiary is a wholly-owned subsidiary of Peoples Bancorp, Inc. The person from whom Peoples Bancorp, Inc. purchased the stock of the Insurance Subsidiary agreed to a two-year consulting agreement as part of the acquisition.

The purchase price of approximately $1,000,000 was paid in cash. The Company recorded approximately $273,000 of goodwill and approximately $550,000 of other intangible assets as a result of the acquisition. The goodwill will not be amortized for financial statement purposes but will be reviewed annually for impairment. The intangible assets will be amortized over 10 years for financial statement purposes. The goodwill and intangible assets will be amortized over 15 years for income tax purposes.

The consolidated financial statements include the results of operations of the Insurance Subsidiary since the date of purchase.

19. **Segment Reporting**

The Company operates two primary businesses: community banking and insurance products and services. Through the community banking business, the Company provides services to consumers and small businesses on the upper Eastern Shore of Maryland through its seven branches. Community banking activities include serving the deposit needs of small business and individual consumers by providing banking products and services to fit their needs. Loan products available to consumers include mortgage, home equity, automobile, marine, and installment loans and other secured and unsecured personal lines of credit. Small business lending includes commercial mortgages, real estate development loans, equipment and operating loans, as well as secured and unsecured lines of credit, accounts receivable financing arrangements, and merchant card services.

Through the insurance products and services business, the Company provides a full range of insurance products and services to businesses and consumers in the Company's market areas. Products include property and casualty, life, marine, individual health and long-term care insurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Selected financial information by line of business for the year ended December 31, 2009 and 2008, are included in the following table:

2009	**Community banking**	**Insurance products and services**	**Intersegment transactions**	**Consolidated total**
Net interest income	$ 9,303,236	$ (4,352)	$ -	$ 9,298,884
Provision for loan losses	(1,726,000)	-	-	(1,726,000)
Net interest income after provision	7,577,236	(4,352)	-	7,572,884
Noninterest revenue	1,275,479	1,353,161	-	2,628,640
Noninterest expense	(6,274,402)	(959,367)	-	(7,233,769)
Income before income taxes	2,578,313	389,442	-	2,967,755
Income taxes	(921,874)	(155,953)	-	(1,077,827)
Net income	$ 1,656,439	$ 233,489	$ -	$ 1,889,928
Average assets	$ 251,003,285	$ 1,710,257	$ (610,901)	$ 252,102,641

2008	Community banking	Insurance products and services	Intersegment transactions	Consolidated total
Net interest income	$ 9,676,667	$ (11,390)	$ -	$ 9,665,277
Provision for loan losses	(1,715,000)	-	-	(1,715,000)
Net interest income after provision	7,961,667	(11,390)	-	7,950,277
Noninterest revenue	1,287,091	1,244,076	-	2,531,167
Noninterest expense	(6,001,527)	(1,047,030)	-	(7,048,557)
Income before income taxes	3,247,231	185,656	-	3,432,887
Income taxes	(1,194,604)	(75,406)	-	(1,270,010)
Net income	$ 2,052,627	$ 110,250	$ -	$ 2,162,877
Average assets	$ 253,493,543	$ 1,526,739	$ (271,433)	$ 254,748,849

ROWLES
& Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peoples Bancorp, Inc.
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 17, 2010

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

Notes

Notes

99 YEARS
OF
INDEPENDENT
COMMUNITY
BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com



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